

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2021

James Taylor
Chief Executive Officer
Electric Last Mile Solutions, Inc.
1055 W. Square Lake Road
Troy, Michigan 48098

> **Re: Electric Last Mile Solutions, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 23, 2021**
> **File No. 333-258146**

Dear Mr. Taylor:

 This is to advise you that we have not reviewed and will not review your registration statement.

 Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Please contact Charles Eastman at (202) 551-3794 with any questions.

> Sincerely,
>
> Division of Corporation Finance
> Office of Manufacturing